Exhibit 99.1

N E W S R E L E A S E

Siyata Mobile Adds UK and Ireland Distributor RadioTrader for SD7 Devices and VK7 Accessories

The premier two-way radio supplier in the UK and Ireland, RadioTrader, services customers in agriculture, aviation, education, retail, hospitality, oil and gas, marine, and recreation and sport sectors

Vancouver, BC – December 06, 2022 – Siyata Mobile Inc. (Nasdaq: SYTA/SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (“PoC”) devices and cellular signal booster systems, has added RadioTrader, the UK and Ireland’s premier two-way radio supplier, to distribute the SD7 ruggedized, mission critical PoC device and VK7 vehicle kit accessary. The SD7 was developed to disrupt and replace the multi-billion-dollar Land Mobile Radio (LMR) industry.

“Buyers from a wide variety of industries rely on RadioTrader and its more than 20 years of industry experience for two-way radio solutions. As a premier supplier in the UK and Ireland, adding the SD7 device and VK7 vehicle kit to their offering is yet another validation of the quality of our products and could lead to near-term sales opportunities,” commented Siyata CEO Marc Seelenfreund. “The SD7 is the perfect upgrade from LMR devices, which often have limited coverage, restricted functionality, and high startup costs. Our SD7 solves all those problems, delivering a far superior solution to a multi-billion industry.”

RadioTrader services customers from a wide variety of sectors, including agriculture, aviation, education, retail, hospitality, oil and gas, marine, and recreation and sport. RadioTrader’s Push To Talk specialist Sam Kerfoot said, “We have been providing Push To Talk Over Cellular devices for some time now and since receiving the Siyata devices we have been extremely impressed with the audio quality, build quality and most impressively the signal strength and its ability to perform even in remote areas. Siyata is an extremely important manufacturer for our LTE offering. Mission critical devices are a very important aspect of the services that we offer and the unique design of the SD7 and VK7 provides the perfect solution for our customers. We continue to work closely with Siyata and value the relationship that we have formed”.

The SD7 brings communications into the 21st century and enables first responder and enterprise clients a simple, easy-to-use, rugged Android based Push-To-Talk (“PTT”) device with excellent sound quality that operates over the high bandwidth 4G LTE network, providing consistent connectivity. Its IP68 rating, resistance to water and dust, drop protection, and robust battery make it well suited for use in harsh environments. Importantly, there is no need to invest in infrastructure such as radio towers or repeaters to deploy the SD7.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices and cellular booster systems. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Dave Gentry

RedChip Companies Inc.

SYTA@redchip.com

1-800 RED-CHIP (733-2447)

407-491-4499

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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